Lincoln Variable Insurance Products Trust 150 N. Radnor Chester Road Radnor, PA 19087

March 1, 2013

William J. Kotapish, Esq.

Assistant Director

Insured Investments

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Request for Approval Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 for

Lincoln Variable Insurance Products Trust (File Nos. 033-70742, 811-08090)

Dear Mr. Kotapish:

On behalf of Lincoln Variable Insurance Products Trust (the “Trust”), we are writing to request approval for the Trust to file, on or about April 30, 2013, a post-effective amendment to its registration statement pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 for the purpose of adding previously staff reviewed risk portfolio management strategy (“RPM strategy”) disclosure to the LVIP Dimensional U.S. Equity Fund and LVIP Dimensional Non-U.S. Equity Fund (the “Funds”). The amendment would not otherwise contain disclosure that would render it ineligible to be filed pursuant to Rule 485(b). Each Fund is a series of the Trust.

On January 7, 2013, the Trust filed Post-Effective Amendment No. 143 (“PEA 143”) with the SEC pursuant to Rule 485(a) (Accession No. 0001193125-13-004631) to register six new series with the RPM strategy and to incorporate the necessary disclosures for six existing series that currently employ the RPM strategy. We received Staff comments on PEA 143 which did not affect the description of the RPM strategy. The Funds were not included in PEA 143 because the Trust’s Board of Trustees (the “Board”) has not yet approved adding the RPM strategy. We anticipate that the Board will approve this change at the upcoming Board meeting on March 5-6, 2013.

The Trust is seeking approval to file, on or about April 30, 2013, a new Post-Effective Amendment to its registration statement pursuant to Rule 485(b)(1)(vii) in connection with its regular annual update, to add the RPM strategy to the Funds and to make certain non-material changes to certain of the Trust’s prospectuses (the “New Post-Effective Amendment”). The disclosures relating to the RPM strategy in the New Post-Effective Amendment will be the same as the disclosures related to the RPM strategy included in PEA 143, as well as the additional sentence the Staff reviewed earlier today via email.

Rule 485(b)(1)(vii) provides for the SEC, on a discretionary basis, to approve certain types of post-effective amendments not otherwise eligible to be filed as 485(b) amendments to become

Lincoln Variable Insurance Products Trust 150 N. Radnor Chester Road Radnor, PA 19087

effective automatically without staff review. In the SEC release regarding filing of post-effective amendments, the SEC stated that a post-effective amendment containing revisions that are substantially identical to those contained in previously-filed post-effective amendments for other funds in a fund complex would be eligible to become effective upon filing without staff review if the staff had previously had an opportunity to review such amendments.1

Accordingly, pursuant to Rule 485(b)(1)(vii), we respectfully request that the staff approve the New Post-Effective Amendment for automatic effectiveness upon filing with the SEC for the purpose of adding the RPM strategy to the Funds.

Please call the undersigned at (484) 583-8083 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Lisa Matson

Lisa Matson, Esq.

Senior Counsel — Funds Management

Lincoln Financial Group

cc:	Alberto Zapata, Esq., Securities and Exchange Commission

Jill R. Whitelaw, Esq., Chief Counsel, Funds Management

Robert A. Robertson, Esq., Dechert LLP

[1]	Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Rel. No. 20486 n.9 (Aug. 17, 1994).